4/26

03007148

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Augusta Resource Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAR 10 2003 THOMSON FINANCIAL

FILE NO. 82- 3529 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs

Deferred exploration expenses:

Balance, beginning of the year	$ 2,200
Geologists and consultants	9,049
Regulatory and sundry	7,750
Write-offs	(10,050)
Balance, end of year	$ 8,949

The audited financial statements for the year ended December 31, 2002 which are included in Schedule A provide further details.

2. Related Party Transactions

Expenditures incurred to related parties:

Administration fees	$ 30,000
Salaries	$ 200,000

Further details of related party transactions are provided under the section, Related Party Transactions, of the Discussion of Operations and Financial Condition in Section C – Management Discussion and Analysis.

3. Summary of Securities Issued and Options Granted During the Period

(a) Summary of Securities Issued During the Period:

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
Jan 25, 2002	Common shares	Shares for debt	570,720	$0.10	Settlement of debts	Settlement of debts	Nil
March 1, 2002	Common shares	Shares for debt	333,000	$0.15	Settlement of debts	Settlement of debts	Nil
March 20, 2002	Common shares	Private placement	300,000	$0.25	$75,000	Cash	Nil
March 20, 2002	Warrants	Private placement	300,000	Nil	Nil	Nil	Nil

3. <u>Summary of Securities Issued and Options Granted During the Period</u> (continued)

(a) **Summary of Securities Issued During the Period:** (continued)

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
April 8, 2002	Common shares	Private placement	1,900,000	$0.10	$190,000	Cash	Nil
May 7, 2002	Common shares	Private placement	500,000	$0.25	$125,000	Cash	$12,500
May 7, 2002	Warrants	Private placement	500,000	Nil	Nil	Nil	Nil
May 7, 2002	Common shares	Commission	50,000	$0.25	Nil	Commission for private placement	Nil
May 7, 2002	Warrants	Commission	50,000	Nil	Nil	Commission for private placement	Nil
May 8, 2002	Common shares	Exercise of options	50,000	$0.10	$5,000	Cash	Nil
May 10, 2002	Common shares	Bonus for bridge loan	40,000	$0.25	Nil	Bonus for bridge loan	Nil
May 10, 2002	Warrants	Bonus for bridge loan	80,000	Nil	Nil	Bonus for bridge loan	Nil
June 17, 2002	Warrants	Warrants for debt	350,000	$0.055	Settlement of debt	Settlement of debt	Nil
Sept 6, 2002	Common shares	Private placement	1,125,000	$0.20	$225,000	Cash	Nil
Sept 6, 2002	Warrants	Private placement	1,125,000	Nil	Nil	Nil	Nil

Notes 4 and 6 of the audited financial statements included in Schedule A and Section 4 – Financing, Principle Purposes and Milestones included in Schedule C provide further details of the above issuances of securities.

3. **Summary of Securities Issued and Options Granted During the Period** (continued)

(b) **Summary of Options Granted During the Period:**

Date	Optionees	Number of Shares	Exercise Price	Expiry Date
May 15, 2002	Chris Jennings	200,000	$0.11	May 14, 2007
May 15, 2002	Marcelin O'Neill	50,000	$0.11	May 14, 2007

4. **Summary of Securities as at the End of the Reporting Period**

(a) **Authorized Share Capital:**

Unlimited number of common shares without par value.

(b) **Shares Issued and Outstanding:**

	Number of Shares	Amount
Common shares	18,067,157	$3,684,780

(c) (i) **Options:**

Options held by:	Number of Options	Exercise Prices	Expiry Dates
Directors and officers	200,000	$0.15	July 28, 2004
	50,000	$0.15	Jan 26, 2005
	488,000	$0.10	Dec 5, 2006
	250,000	$0.11	May 14, 2007
Consultants	100,000	$0.15	July 28, 2004
	200,000	$0.10	Dec 5, 2006
Employees	30,000	$0.15	July 28, 2004
	125,000	$0.10	Dec 5, 2006
	1,443,000		

4. **Summary of Securities as at the End of the Reporting Period** (continued)

(c) (ii) **Warrants:**

Number of Warrants	Exercise Prices per Share	Expiry Dates
300,000	$0.25	March 21, 2004
550,000	$0.25	May 7, 2003 (Two warrants are required to purchase one common share)
80,000	$0.25	May 10, 2004
350,000	$0.20	June 20, 2004
1,125,000	$0.22	September 5, 2003
2,405,000		

(d) **Escrow Shares:**

There were no shares in escrow.

5. **List of Directors and Officers as at February 7, 2003**

	Name
Directors:	Donald Clark Robert E. Hindson Dr. Chris Jennings Michael Steeves Robert Wares Richard Warke
Officers:	Richard Warke ~ President Marcelin O'Neill ~ Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business

Augusta Resource Corporation (the "Company") is engaged in the exploration and development of mineral properties located in the Coronation Diamond District in Nunavut, Canada. These properties are in the exploratory stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations.

2. Discussion of Operations and Financial Condition

Review of Operations

During the first quarter of 2002, the Company entered into separate option agreements with 4763 NWT Ltd. ("NWT"), with two agreements jointly with a third party, to acquire working interests ("WI") of 10%, 20% and 100% for 13 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate approximately 1.7 million acres in the region, subject to regulatory approvals. In August 2002 and October 2002, the Company returned seven properties to the vendors due to the Company's inability to raise sufficient equity financing to satisfy acquisition commitments for those properties. The Company continues to have interests in the six remaining properties, which total approximately 728,600 acres.

For four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies ("Primary Optionees"), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT's work expenditures relative to NWT's 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

The total acreage for the two other properties in which the Company can earn 100% WI is 241,300 acres. For these properties, the Company agreed to complete work expenditures of $10 per acre within four years of receipt of regulatory approval of the property acquisitions ("Approval Date") on a schedule mutually agreeable between the Company and NWT. Also, under the terms of the option agreements, NWT retains a 1% gross overriding royalty/net smelter return ("GOR/NSR") and a 10% net profits interest ("NPI") in these properties.

The property agreements for the 6 properties require the Company to pay NWT cash amounts totaling $524,705 of which $469,705 have been paid and $55,000 have been accrued. The terms of these agreements also require the Company to issue common shares to NWT totalling 950,000 common shares, of which 275,000 shares are to be issued within 10 days of the Approval Date, 275,000 shares by the first anniversary date of the initial share issuance and 200,000 shares each by the second and third anniversaries thereafter.

In March and May 2002, the Company entered into option and joint venture agreements with Ashton Mining (Northwest Territories) Ltd ("Ashton"), a wholly owned subsidiary of Ashton Mining of Canada Inc., for the AG, AW, BH, JUQ/PA, TE and WS properties in the Coronation Diamond District in Nunavut. The AG, JUQ/PA, TE and WS properties were returned to NWT, thereby canceling the respective agreements with Ashton, and in turn resulting in only the agreements for the AW and BH properties in effect with Ashton. The Company holds an option to earn a 100% interest in these properties.

Under terms of the remaining agreements with Ashton, the Company will fund a Phase 1 exploration program that Ashton will conduct during the 2003 exploration season. Phase 1 requires the Company to fund initial expenditures of not less than $59,000 and not greater than $89,000 for the AW property and not less than $79,000 and not greater than $118,000 for the BH property. The initial expenditures are to be funded on or before November 30, 2003. Upon completion of Phase 1, Ashton will have the option to earn a 60% working interest in the properties by spending up to an aggregate minimum amount of $2,403,000 not later than April 30, 2007. Upon earning these interests, Ashton will carry the Company for a further aggregate minimum amount of $138,000 and aggregate maximum amount of $207,000 of exploration expenditures under the terms of the relative joint venture agreements.

The option and joint venture agreements are subject to regulatory approval. As at December 31, 2002, the Company has not incurred expenses which qualify for Phase 1 exploration expenditures due to insufficient financial resources, and continues with its efforts to raise the necessary financing to satisfy contractual obligations relative to its properties in the Coronation Diamond District.

As at December 31, 2002, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $8,949 in relation to deferred exploration expenditures related to these properties, and had written off $10,050 in deferred exploration expenditures related to the seven properties which were returned to the vendors. Of the $16,799 incurred for exploration expenditures, $9,049 related to geological valuation reports and $7,750 for regulatory filing fees related to the Company's acquisition of the properties. At the end of the quarter, an amount of $55,000 remained owing to NWT, which is to be settled by the issuance of shares of the Company, subject to regulatory approval.

As at December 31, 2002, the Company capitalized costs on its mining assets as follows:

	Acquisition Costs	Deferred Exploration Expenses
Coronation Diamond District properties	$524,705	$8,949

For the year ended December 31, 2002, the Company incurred a net loss of $520,877, which is substantially higher than the loss of $41,259 in 2001. The main factor contributing to the higher loss in 2002 is the assumption of operating expenses related to the maintenance of an office for the Company, incidental costs and facilities thereto, the hiring of employees to manage the operations of the Company, write-off of $60,352 in amounts due from companies which share certain common directors, and write-off of mining assets. In prior years, the incurrence of operating expenses were assumed by companies which share certain common directors with the Company, and such operating expenses were not allocated to the Company due to its lack of financial resources. Higher filing and regulatory fees and fees for legal services were incurred in 2002, which were attributable to debt and equity financing activities and property acquisitions of the Company. Compensation costs of $7,500 reflect the effects of granting stock options based upon the Company's adoption of a new accounting principle for the recognition of stock based compensation plans. Interest and finance charges were incurred by the Company for a bridge financing of $100,000 including a loan bonus comprised of 40,000 shares at a deemed price of $0.25 per share and 80,000 warrants which were issued to Canaccord Capital Corporation ("Canaccord"), and for various other outstanding debt obligations.

In the first quarter of 2002, the Company entered into a fiscal advisory agreement with Canaccord in which the Company incurred expenses thereto of $19,250. The Company issued to Canaccord 350,000 share purchase warrants at a deemed value of $0.055 per warrant in full settlement of such debt. Each warrant is exercisable to purchase one common share of the Company at an exercise price of $0.20 per share and has an expiry date of June 20, 2004. Fiscal advisory services include assisting the Company in seeking additional equity and debt financing, providing market and business consultation, preparing updated progress reports, and offering advice regarding the review of potential joint ventures, acquisitions, projects, mergers, takeovers or other corporate reorganizations.

The Directors' Report to Shareholders included in the Company's audited financial statements for the year ended December 31, 2002 provides further review of its operations.

Related Party Transactions

In December 2001, the Company received $100,000 in proceeds from a company with certain common directors pursuant to a private placement for 1,000,000 common shares at $0.10 per share; these shares were issued in April 2002. In that same month, the Company entered into two debt settlement agreements with a company in which a director of the Company has a 25% interest, whereby the Company would issue 570,720 common shares at a deemed price of $0.10 per share in settlement of debt amounting to $57,072; these shares were issued in January 2002.

In the first quarter of 2002, the Company received a total of $300,000 from a director and from a company which is controlled by the President of the Company, pursuant to two private placements. One private placement which closed in March 2002 was for 300,000 units at $0.25 per unit, comprised of one common share and one share purchase warrant which is exercisable to purchase one common share at $0.25 per share until March 21, 2004. The other private placement which closed in September 2002 was for 1,125,000 units at $0.20 per unit, comprising of one common share and one share purchase warrant which is exercisable to purchase one common share at $0.22 per share until September 5, 2003.

During the year ended December 31, 2002, the Company incurred expenses of $30,000 for administrative services provided by a company in which a director of the Company has a 25% interest. Administration services include services related to the general operations of the Company, day to day administrative office services (eg. facsimile capabilities, word processing, photocopier, computer facilities and Internet services), other administrative services which the Company may reasonably require from time to time, and rental of office equipment and furnishings.

During the year ended December 31, 2002, the Company incurred salaries of $100,000 to the President of the Company and $100,000 to a Director of the Company. At December 31, 2002, included in accounts payable is an amount of $174,364 due to directors and related companies, which share certain common directors with the Company. These amounts are non-interest bearing and provide no specific terms of repayment. Also during the 2002, the Company wrote-off amounts of $60,352, which were due from related companies.

Investor Relations Activities

For the year ended December 31, 2002, investor relation services were maintained by the Company. The Company had not commissioned any specific individual or corporation to undertake investor relations activities, or entered into any investor relations arrangement or contract during the year.

Other Significant Events and Transactions

In the beginning of 2002, two new members were appointed to the Board of Directors. In January 2002, Mr. Robert Hindson, PEng, joined the Board. Mr. Hindson is a geological engineer and has over 38 years experience in the mining industry. Then in April 2002, Dr. Chris Jennings, BSc (Hons), MSc, PhD, joined the Board. Dr. Jennings has over 40 years experience in geology and mineral exploration and development. Since 1974, Dr. Jennings' diamond exploration activities have resulted in the discovery of many kimberlite pipes. Also, Dr. Jennings pioneered research in kimberlite mineral geochemistry and geophysical methods for kimberlite exploration, which are used worldwide. Tom Bencic resigned from the Board to allow for the appointment of Dr. Jennings.

In May 2002, the Company granted director/employee incentive stock options to purchase up to 250,000 common shares at an exercise price of $0.11 per share for a period of five years expiring on May 14, 2007.

3. Subsequent Events

There are no other reportable subsequent events, other than those disclosed in this quarterly report.

4. Financing, Principle Purposes and Milestones

From December 2001 to March 2002, the Company raised equity financing of $615,000 pursuant to four private placements. The first private placement was for 1,900,000 common shares at $0.10 per share for total proceeds of $190,000, which closed in April 2002. The second private placement was for 300,000 units at $0.25 per unit for total proceeds of $75,000, which closed in March 2002; each unit is comprised of one common share and one share purchase warrant, which is exercisable to purchase one common share at $0.25 per share until March 21, 2004. The third private placement was for 1,125,000 units at $0.20 per unit for total proceeds of $225,000, which closed in September 2002; each unit comprises of one common share and one share purchase warrant, which is exercisable to purchase one common share at $0.22 per share until September 5, 2003. The fourth private placement was for 500,000 units at $0.25 per unit for total proceeds of $125,000; each unit is comprised of one common share and one share purchase warrant, whereby two share purchase warrants are exercisable for one common share at $0.25 per share until May 7, 2003. In regards to the fourth private placement, a commission of 50,000 units was paid to Canaccord, with each unit comprised of one common share and one share purchase warrant which has an expiry date of May 7, 2003 and two warrants are required to purchase one common share at an exercise price of $0.25.

The following table discloses the use of proceeds for the four private placements and the variances thereto for the period from December 2001 to December 2002:

	Use of Proceeds		
	Budgeted	Actual	Variance
Property acquistions	$ 535,000	$ 469,705	$ 65,295
Deferred exploration expenditures	-	18,999	(18,999)
Working capital and operating expenses	80,000	126,296	(46,296)
	$ 615,000	$ 615,000	$ -

The shortfall of $65,295 in property acquisitions and the unfavourable variances of $18,999 and $46,296 for deferred exploration expenditures and for working capital and operating expenses, respectively, should not significantly impact the Company's ability to meet its previously disclosed objectives due to the following reasons:

(i) The Company received a non-interest bearing loan of $50,000 from an unrelated third party in December 2001, which was later settled by the issuance of 333,000 common shares of the Company at a deemed price of $0.15 per share in March 2002;

(ii) The Company received a bridge financing of $100,000 in April 2002 from Canaccord, which bears an interest rate of prime plus 5% and is repayable on demand;

(iii) The Company issued 570,720 common shares in January 2002 to a company in which a director has a 25% interest at a deemed price of $0.10 per share in settlement of debt amounting to $57,072;

(iv) Options for 50,000 common shares were exercised in early May 2002 at an exercise price of $0.10 per share which provided total proceeds of $5,000;

(v) In June 2002, the Company issued 350,000 share purchase warrants at a deemed value of $0.055 per warrant in settlement of debt of $19,250; and

(vi) The amount of $55,000 owed to 4763 NWT Ltd. for property acquisitions can be settled by the issuance of common shares of the Company, subject to regulatory approval.

5. Liquidity and Solvency

The Company's mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and capital deficiencies. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company's performance and valuation.

As at December 31, 2002, the Company had cash of $643 and a working capital deficiency of $466,363. The Company's 2002 working capital deficiency represents a significant increase from its working capital deficiency of $138,035 at December 31, 2001, due to a balance of $55,000 owed to NWT for property acquisitions, the bridge financing of $100,000 plus interest thereto and amounts of $174,364 due to related companies and directors. NWT has agreed to settle the debt of $55,000 by the issuance of common shares of the Company, subject to regulatory approval.

Management continues with its efforts to secure additional financing arrangements for the Company and the continuing support of its creditors.

Outlook

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

ISSUER DETAILS

Name of Issuer:	Augusta Resource Corporation
For Quarter Ended:	December 31, 2002
Date of Report:	February 12, 2003
Issuer's Address:	#800 - 850 West Hastings Street Vancouver, BC, V6C 1E1
Issuer Fax Number:	(604) 687-1715
Issuer Telephone Number:	(604) 687-1717
Contact Person:	Donald Clark
Contact's Position:	Director
Contact Telephone Number:	(604) 687-1717
Contact E-Mail Address:	don@augustacorp.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature:	[signature]
Director's Full Name:	Donald B. Clark
Date Signed:	February 12, 2003
Director's Signature:	[signature]
Director's Full Name:	Richard W. Warke
Date Signed:	February 12, 2003

03 FEB 28 AM 7:21

A U G U S T A
RESOURCE CORPORATION

2002 Annual Report

Directors' Report to Our Shareholders

Your Company was basically inactive throughout 2001 until December at which time management became aware of the Coronation Diamond District area play located in Nunavut, Canada. During the first two quarters of 2002 the Company optioned interests in approximately 1.7 million acres of land strategically located around the kimberlite exploration finds of Ashton, Kennecott, DeBeers and others. The area appears to be an emerging new diamond district which compares favorably with the early results from the Lac de Gras area situated south of the Coronation Gulf area. The Lac de Gras area hosts the Etaki and Aber mines. The Company formed an alliance with Ashton Mining (Northwest Territories) Ltd. whereby Ashton would undertake the initial work programs (to be funded by Augusta) on six properties and then have the option to acquire a 60% interest in the properties over several years. (Four of the six properties have been returned to the vendors - see below). The Company felt that Ashton's expertise, experience and resources in the Coronation Gulf district would allow for cost effective and systematic exploration of the Company's properties.

Initially, the Coronation Gulf area garnered wide interest in the investment community and the opportunity to raise sufficient financing and/or option partial property interests to other companies appeared to be available to the Company. However, interest in the area play waned with the lack of positive news forthcoming and the ability to obtain financing substantially diminished. During 2002, the Company raised $615,000 via private placements and $100,000 via a loan. However, this was insufficient for the Company to meet its obligations and as a result seven properties aggregating 971,559 acres were returned to the vendors. The Company continues to hold interests in six properties providing the Company exposure to over 728,000 acres. Management remains optimistic that the Coronation Gulf Diamond district will prove successful and intends, resources permitting, to retain its interests in the area.

During 2002, management was pleased to have Dr. Chris Jennings, B.Sc.(Hons), M.Sc.,Ph.D. and Mr. Robert E. Hindson, P.Eng. join the Board of Directors. Dr. Jennings has over 40 years experience in geology, mineral exploration and development, while Mr. Hindson has over 38 years experience in the mining industry.

While continuing its efforts to secure financing, management recognizes that diamond exploration properties are difficult for junior resource companies to maintain, and therefore the Company is also searching for other potential property and business opportunities. The recent run up in the price of gold has spurred activity in that area. Your patience is appreciated.

On behalf of the Board,

Richard W. Warke
President

January 31, 2003

Deloitte & Touche LLP
Deloitte & Touche Inc.
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: 604-669-4466
Fax: 604-685-4046
www.deloitte.ca

Deloitte & Touche

Auditors' Report

To the Shareholders of Augusta Resource Corporation:

We have audited the balance sheets of Augusta Resource Corporation as at December 31, 2002 and 2001 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
January 24, 2003

BALANCE SHEETS, as at December 31

	Notes	2002	2001
ASSETS			
CURRENT			
Cash		$ 643	$ 28,075
Accounts receivable	8	3,209	46,489
		3,852	74,564
MINING ASSETS	3		
Mining properties		524,705	60,000
Deferred exploration expenses		8,949	2,200
		533,654	62,200
		$ 537,506	$ 136,764
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	8	$ 363,260	$ 212,599
Note payable	6	106,955	-
		470,215	212,599
LONG-TERM			
Loans and advances	7	30,901	22,200
		501,116	234,799
SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)			
Share capital	4(b)	3,684,780	2,947,708
Contributed surplus	4(e)	30,750	-
Common shares subscribed		-	100,000
Deficit		(3,679,140)	(3,145,743)
		36,390	(98,035)
		$ 537,506	$ 136,764

CONTINUING OPERATIONS 1

APPROVED BY THE BOARD

Director

Director

STATEMENTS OF LOSS AND DEFICIT, for the years ended December 31

	Notes	2002	2001
EXPENSES			
Accounting and audit		$ 8,000	$ 1,500
Administration	8	30,000	30,000
Compensation cost	4(e)	7,500	-
Consulting		12,909	1,213
Filing and regulatory		21,179	13,589
Fiscal and advisory services	4(e)	19,250	-
Foreign exchange (gain) loss		(452)	1,087
Interest and finance charges		40,380	11,044
Legal fees		6,048	3,874
Office and sundry		20,194	1,329
Promotion		2,014	-
Salaries	8	260,625	-
Travel		22,828	1,299
Loss before the undernoted		(450,475)	(64,935)
Gain from debt settlement		-	9,778
Gain from write-off of debt		-	13,898
Write-off of accounts receivable	8	(60,352)	-
Write-off of mining assets		(10,050)	-
LOSS FOR THE YEAR		(520,877)	(41,259)
Deficit, beginning of the year		(3,145,743)	(3,104,484)
Share issue expenses		(12,520)	-
DEFICIT, END OF YEAR		$ (3,679,140)	$ (3,145,743)
LOSS PER SHARE		$ (0.03)	$ 0.00

STATEMENTS OF CASH FLOWS, for the years ended December 31

	2002	2001
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING:		
Loss for the year	$ (520,877)	$ (41,259)
Items not affecting cash:		
Compensation cost	7,500	-
Fiscal and advisory services	19,250	-
Accrued interest on debt	29,656	-
Gain from debt settlement	-	(9,778)
Gain from write-off of debt	-	(13,898)
Write-off of accounts receivable	60,352	-
Write-off of deferred exploration expenses	10,050	-
	(394,069)	(64,935)
Changes in non-cash working capital items:		
Accounts receivable	(17,072)	(3,915)
Accounts payable and accrued liabilities	202,733	55,146
	(208,408)	(13,704)
INVESTING:		
Expenditures on mining properties, net of related payables	(409,705)	(60,000)
Expenditures on deferred exploration expenses, net of related payables	(16,799)	-
	(426,504)	(60,000)
FINANCING:		
Note payable	100,000	-
Issuance of common shares	520,000	-
Subscriptions for common shares	-	100,000
Share issue expenses	(12,520)	-
	607,480	100,000
NET CASH (OUTFLOW) INFLOW	(27,432)	26,296
CASH, BEGINNING OF THE YEAR	28,075	1,779
CASH, END OF THE YEAR	$ 643	$ 28,075

Refer to Notes 3, 4 and 6 for non-cash operating, financing and investing activities.

1. CONTINUING OPERATIONS

The Company has interests in mining assets at the exploration stage, the economic viability of which have not been assessed. The realization of the Company's investment in mineral properties is dependent upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the properties, future profitable operations, or, alternatively, upon disposal of the investment on an advantageous basis.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a history of losses, has a working capital deficiency of $466,363 (2001 - $138,035), and has a deficit of $3,679,140 (2001 - $3,145,743). Realization values of assets may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Cash

Cash consists of deposits in banks.

(b) Mining assets

Mining assets are comprised of undivided interests in properties and deferred exploration expenses on properties in the exploration stage. They are recorded at acquisition cost or at the attributed value in the case of a devaluation caused by a permanent impairment of value.

Mining properties, related deferred exploration expenses and options to acquire undivided interests in mining properties are amortized only as these properties are put into production or written off if they are abandoned. During the normal course of its business, the Company enters into agreements to acquire undivided interests in mining properties which are normally acquired in exchange for exploration and development expenses to be incurred according to different schedules, issuance of shares and payments subject to feasibility studies. In addition, royalties will be paid on commercial operations of certain mining properties.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Loss per share

The Company uses the treasury stock method for the calculation of fully diluted losses per share.

(d) Stock-based compensation plans

The Company has stock-based compensation plans, which are described in Note 4(f). Effective January 1, 2002, the Company uses the intrinsic value method for those stock-based compensation plans, in which compensation expense is recognized for those plans when stock or stock options with exercise prices less than the market prices at the date of grant are issued to directors, officers, and employees. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from directors, officers, employees and consultants, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit. Options issued to other than directors, officers and employees are recorded at their fair value and charged to operations over the vesting period.

(e) Future income taxes

Future income taxes are accounted for by using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets, and therefore the Company has fully provided for these assets.

(f) Use of estimates

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. MINING ASSETS

	Mining Properties - Cost		Deferred Exploration Expenses	
	2002	2001	2002	2001
Mining assets:				
Coronation Diamond District properties	$ 524,705	$ 60,000	$ 8,949	$ 2,200

3. MINING ASSETS (continued)

		2002		2001
Mining properties:				
Balance, beginning of year	$	60,000	$	-
Advance for acquistion costs		-		60,000
Additional acquisition costs		464,705		-
Balance, end of year	$	524,705	$	60,000
Deferred exploration expenses:				
Balance, beginning of year	$	2,200	$	-
Geologists, consultants and professional services		9,049		2,200
Regulatory and sundry		7,750		-
Write-offs		(10,050)		-
Balance, end of year	$	8,949	$	2,200

Properties in the Coronation Diamond District, Nunavut, Canada

The Company has six separate option agreements with 4763 NWT Ltd. ("NWT") to acquire working interests ("WI") of 10%, 20% and 100% for 6 properties located in the Coronation Diamond District in Nunavut, Canada, which aggregate approximately 728,600 acres in the region, subject to regulatory approvals.

For four properties comprising 487,300 acres, in which the Company can earn a 10% or 20% WI, NWT has optioned 85% and 70% WI, respectively, in each of the four properties to various third party exploration companies ("Primary Optionees"), with the balance of the 5% and 10% WI, respectively, to be retained by NWT. The Primary Optionees earn their interests by completing work expenditures over a 3 to 4 year period, whereby the Company will in effect have carried interests in these properties pending the Primary Optionees earning their 85% and 70% WI. The Company has agreed to assume responsibility for NWT's work expenditures relative to NWT's 5% and 10% WI in these properties for an amount up to the work expenditures to be completed by the Primary Optionees on each of these four properties to earn their 85% and 70% WI, respectively.

The total acreage for the two other properties in which the Company can earn 100% WI is 241,300 acres. For these properties, the Company agreed to complete work expenditures of $10 per acre within four years of receipt of regulatory approval of the property acquisitions ("Approval Date") on a schedule mutually agreeable between the Company and NWT. Also, under the terms of the option agreements, NWT retains a 1% gross overriding royalty/net smelter return ("GOR/NSR") and a 10% net profits interest ("NPI") in these properties.

The property agreements for the 6 properties require the Company to pay NWT cash amounts totaling $524,705. The terms of these agreements also require the Company to issue common shares to NWT totalling 950,000 common shares, of which 275,000 shares are to be issued within 10 days of the Approval Date, 275,000 shares by the first anniversary date of the initial share issuance and 200,000 shares each by the second and third anniversaries thereafter.

3. MINING ASSETS (continued)

Properties in the Coronation Diamond District, Nunavut, Canada (continued)

As at December 31, 2002, the Company had paid $469,705 to NWT in acquiring working interests in six properties in the Coronation Diamond District, incurred $8,949 in relation to deferred exploration expenditures related to these properties, had written off $10,050 in deferred exploration expenditures related to properties which were returned to vendors, and owes an amount of $55,000 to NWT included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval.

In 2002, the Company entered into option and joint venture agreements with Ashton Mining (Northwest Territories) Ltd. ("Ashton"), a wholly owned subsidiary of Ashton Mining of Canada Inc., on the 103,300 acre AW and the 138,000 acre BH properties, for which the Company holds options to earn a 100% WI. Under terms of the agreements, the Company will fund a Phase 1 exploration program that Ashton will conduct during the 2003 exploration season. Phase 1 requires the Company to fund initial expenditures of not less than $59,000 and not greater than $89,000 for the AW property and not less than $79,000 and not greater than $118,000 for the BH property. The initial expenditures are to be funded on or before November 30, 2003. Upon completion of Phase I, Ashton will have the option to earn a 60% WI in the property by spending an aggregate minimum amount of $2,403,000 no later than April 30, 2007. Upon earning these interests, Ashton will carry the Company a further aggregate minimum of $138,000 and aggregate maximum of $207,000 of exploration expenditures. The option and joint venture agreements are subject to the approval of the TSX Venture Exchange.

4. SHARE CAPITAL

(a) **Authorized:** Unlimited number of common shares without par value.

(b) **Issued:**

Changes in the Company's share capital were as follows:

	Number of Shares	Amount
Common shares, Balance at December 31, 2000 and 2001	13,198,437	$ 2,947,708
Issued for debt settlement (Note 4(c))	903,720	107,072
Issued for cash (Note 4(d)(i)&(ii))	3,875,000	607,500
Issued as finder's fee (Note 4(d)(i))	50,000	12,500
Issued as loan bonus (Note 6)	40,000	10,000
Common shares, Balance at December 31, 2002	18,067,157	$ 3,684,780

4. **SHARE CAPITAL** (continued)

(c) **Shares issued in settlement of debt**

In 2002, the Company issued 570,720 common shares at a deemed price of $0.10 per share and 333,000 shares at $0.15 per share in settlement of debts of $57,072 and $50,000, respectively; the former debt settlement was with a company in which a director has a 25% interest.

(d) (i) **Private placements**

In 2002, the Company closed four non-brokered private placements. The first private placement was for 1,900,000 common shares at $0.10 per common share for total proceeds of $190,000. The second private placement was for 300,000 units at $0.25 per unit for total proceeds of $75,000; each unit comprises of one common share and one share purchase warrant, which is exercisable to purchase one common share at $0.25 per share until March 21, 2004. The third private placement is for 1,125,000 units at $0.20 per unit for total proceeds of $225,000; each unit comprises of one common share and one share purchase warrant, which is exercisable to purchase one common share at $0.22 per share until September 5, 2003. The fourth private placement is for 500,000 units at $0.25 per unit for total proceeds of $125,000; each unit is comprised of one common share and one non-transferable share purchase warrant with two such warrants entitling the holder to purchase one common share at a price of $0.25 until May 7, 2003. With respect to the fourth private placement, a commission was paid to Canaccord Capital Corporation ("Canaccord") whereby the Company issued 50,000 common shares at a deemed price $0.25 per share and 50,000 warrants to Canaccord; two warrants are required to purchase one common share at an exercise price of $0.25 until May 7, 2003.

(ii) **Exercise of options**

In 2002, stock options for 50,000 common shares were exercised at an exercise price $0.10 per share for total proceeds of $5,000.

(e) **Contributed surplus**

In May 2002, the Company issued 80,000 warrants at a deemed price of $0.05 per warrant to Canaccord Capital Corporation as a loan bonus.

In June 2002, the Company issued 350,000 share purchase warrants at a deemed value of $0.055 per warrant in settlement of a debt of $19,250. Each warrant is exercisable to purchase one common share of the Company at an exercise price of $0.20 per share and has an expiry date of June 20, 2004.

In May 2002, the Company granted stock options to purchase up to 250,000 common shares and which have an exercise price of $0.11 per share and an expiry date of May 14, 2007. The closing market price of the Company's shares at the date of the grant was $0.14. The fair value at date of issue of $7,500 has been charged to operations.

4. **SHARE CAPITAL** (continued)

(f) Options

On December 31, 2002, certain directors and officers of the Company hold 988,000 options, and certain employees and consultants of the Company hold 455,000 options to purchase common shares of the Company.

The following table summarizes the status of the Company's stock option plans as at December 31, 2002 and 2001, and changes during the years ending on those dates:

	2002		2001	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,318,000	$0.12	850,000	$0.15
Granted	250,000	$0.11	863,000	$0.10
Exercised	(50,000)	$0.10	-	-
Forfeited	(75,000)	$0.15	(395,000)	$0.20
Outstanding at end of year	1,443,000	$0.11	1,318,000	$0.12
Options exercisable at year-end	1,443,000		455,000	

The following tables summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding and Exercisable		
Exercise Prices	Number Outstanding and Exercisable at Dec 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices
$0.11	250,000	4.3 Years	$0.11
$0.10	813,000	3.9 Years	$0.10
$0.15	50,000	2.1 Years	$0.15
$0.15	330,000	1.6 Years	$0.15

4. **SHARE CAPITAL** (continued)

(g) **Warrants**

As at December 31, 2002, warrants were outstanding as follows:

Number of Shares	Exercise Prices and Expiry Dates
275,000	$0.25 until May 7, 2003
1,125,000	$0.22 until September 5, 2003
300,000	$0.25 until March 21, 2004
80,000	$0.25 until May 10, 2004
350,000	$0.20 until June 20, 2004

5. **STOCK-BASED COMPENSATION PLANS**

In 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The new recommendations require all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, to be accounted for using the fair value based method. The standard encourages, but does not require, the use of the fair value based method to account for all other stock-based transactions with employees.

The new Recommendations have been applied prospectively to the Company's current stock options plan which provides "exempt awards to employees" using the settlement method. The adoption of this standard has no effect on the financial statements other than the additional pro forma disclosures as if the fair value based accounting method had been used to account for these awards. If compensation cost for the Company's stock options had been determined based on the fair market value at the grant dates of the awards, consistent with the methodology prescribed by Handbook Section 3870, the Company's net loss and loss per share for the year ended December 31, 2002 would have been the pro forma amounts indicated below:

Net loss:	
As reported	$ (520,877)
Pro forma	$ (553,377)
Loss per share:	
As reported	$ (0.03)
Pro forma	$ (0.03)

Under the provisions of Handbook Section 3870, the above pro forma disclosures include only the effect of stock options granted by the Company subsequent to January 1, 2002.

5. STOCK-BASED COMPENSATION PLANS (continued)

The weighted average fair market value of options granted during the year ended December 31, 2002 is $0.16 per option. The fair value of each option was estimated on the date of grant using the Modified Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.13%
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company's common shares	174.55%

6. NOTE PAYABLE

In April 2002, the Company received a bridge loan from Canaccord Capital Corporation ("Canaccord") in the amount of $100,000. The loan is repayable on demand and bears an interest rate of prime plus 5% per annum. In consideration of the loan, the Company issued 40,000 common shares at a deemed price of $0.25 per share and 80,000 warrants to Canaccord; each warrant is exercisable to purchase one common share at $0.25 until May 10, 2004. The Company has recorded the fair value of the equity securities issued totaling $14,000 as finance costs.

7. LOANS AND ADVANCES

Loans and advances do not provide for specific terms of repayment and are unsecured.

8. RELATED PARTY TRANSACTIONS

In 2002, the Company received a total of $300,000 from a director and from a company which is controlled by the President of the Company, pursuant to two private placements. One private placement was for 300,000 units at $0.25 per unit, comprised of one common share and one share purchase warrant which is exercisable to purchase one common share at $0.25 per share until March 21, 2004. The other private placement was for 1,125,000 units at $0.20 per unit, comprising of one common share and one share purchase warrant which is exercisable to purchase one common share at $0.22 per share until September 5, 2003.

In January 2002, the Company issued 570,720 common shares at a deemed price of $0.10 per common share in settlement of debt amounting to $57,072 which was owed to a company in which a director of the Company has a 25% interest.

During the year ended December 31, 2002, the Company incurred expenses of $30,000 (2001 - $30,000) for administrative services provided by a company in which a director of the Company has a 25% interest. During 2002 fiscal year the Company incurred salaries of $100,000 (2001 - $nil) to the President of the Company and $100,000 (2001 - $nil) to a Director of the Company. In 2002, the Company wrote-off $60,352 in debts owed by related companies, which share certain common directors. At December 31, 2002, included in accounts receivable is an amount of $nil (2001 - $39,887) due from related companies and in accounts payable is an amount of $174,364 (2001 - $62,580) due to directors and related companies, which share certain common directors with the Company.

9. INCOME TAXES

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets and liabilities as of December 31 are as follows:

	2002	2001
Future income tax assets:		
Non-capital losses	$ 62,224	$ 44,041
Tax pools related to mining assets	993,598	820,514
Other	7,345	7,458
	1,063,167	872,013
Valuation allowance for future income tax assets	(1,063,167)	(872,013)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	$ -	$ -

Due to the uncertainty surrounding realization of the future income tax assets in future income tax returns, the Company has a 100% valuation allowance against its future income tax assets.

Based on statutory federal and provincial tax rates, the Company would record an income tax benefit of $206,371 (2001 - $16,380). Due to tax losses and resource pools, the benefit of which cannot be recognized in the current year, the actual tax provision is zero.

As of December 31, 2002, the Company has non-capital loss carry forwards of approximately $172,366 (2001 - $121,997) available to reduce future years' income for tax purposes. The tax loss carry forwards expire between 2003 and 2009.

10. FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities, note payable and loans and advances as reflected in the balance sheet approximate their fair values. The Company has no significant concentrations of credit risk.

HEAD OFFICE	#800 – 850 West Hastings Street Vancouver, BC, Canada V6C 1E1 Telephone: (604) 687-1717 Facsimile: (604) 687-1715 Website: www.augustaresource.com E-mail: info@augustaresource.com
DIRECTORS	Donald B. Clark Robert E. Hindson Dr. Chris Jennings Michael Steeves Robert Wares Richard Warke
OFFICERS	Richard Warke ~ President Marcelin O'Neill ~ Secretary
REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada #401 - 510 Burrard Street Vancouver, BC V6C 3B9
AUDITORS	Deloitte & Touche LLP #2800 - 1055 Dunsmuir Street Vancouver, BC V7X 1P4
SOLICITORS	Maitland & Company #700 - 625 Howe Street Vancouver, BC V6C 2T6
SHARES LISTED	TSX Venture Exchange Trading Symbol ~ YAU

AUGUSTA RESOURCE CORPORATION

Suite 800, 850 West Hastings Street
Vancouver, British Columbia V6C 1E1

03 FEB 25 AM 7:21

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 10, 2003

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of Augusta Resource Corporation (the "Corporation") will be held at Suite 800, 850 West Hastings Street, Vancouver, British Columbia, on Monday, the 10th day of March, 2003, at 10:00 a.m. (Vancouver time), for the following purposes:

1. To receive the audited financial statements of the Corporation for the financial year ended December 31, 2002, together with the report of the auditors thereon;

2. To appoint auditors to hold office until the next annual meeting, at a remuneration to be fixed by the directors of the Corporation;

3. To elect directors to hold office until the next annual meeting of the Corporation;

4. To consider and, if thought fit, pass a Special Resolution that the Articles of the Corporation be amended by consolidating each seven (7) common shares without nominal or par value of the Corporation, whether issued or unissued, into one (1) common share without nominal or par value or on the basis of such lesser consolidation ratio as may be determined by the Directors of the Corporation and as is acceptable to the appropriate regulatory authorities;

5. To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is the Report of the directors, a Proxy Circular, a Form of Proxy, the audited financial statements of the Corporation for the year ended December 31, 2002 together with the auditors' report thereon, and a form whereby shareholders may request to be added to the Corporation's supplemental mailing list.

Proxies are being solicited by management of the Corporation. Shareholders who are unable to be present in person at the meeting are requested to date, complete and sign the enclosed form of proxy and return it in the addressed envelope provided for that purpose. To be valid, the completed form of proxy must be deposited with the Corporation's transfer agent not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof.

Dated this 6th day of February, 2003

BY ORDER OF THE BOARD OF DIRECTORS

/s/ *"Richard W. Warke"*

RICHARD W. WARKE
President & CEO

AUGUSTA RESOURCE CORPORATION

Suite 800, 850 West Hastings Street
Vancouver, British Columbia V6C 1E1

03 FEB 26 7:21

PROXY CIRCULAR

INFORMATION PROVIDED AS AT FEBRUARY 1, 2003 (*unless otherwise stated*) FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 10, 2003 (the "MEETING").

This Proxy Circular is furnished in connection with the solicitation of proxies by management of Augusta Resource Corporation (the "Corporation") for use at the Annual General and Special Meeting of the Corporation, at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost.

This solicitation is made by the management of the Corporation. The solicitation will be conducted by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

The Corporation has distributed copies of the Notice of Annual General and Special Meeting, this Management Proxy Circular and Form of Proxy (collectively, the "documents") to clearing agencies, securities dealers, banks and trust companies, or their nominees ("intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those intermediaries ("non-registered shareholders"). The intermediaries are required to forward the documents to non-registered shareholders.

The solicitation of proxies from non-registered shareholders will be carried out by intermediaries, or by the Corporation if the names and addresses of non-registered shareholders are provided by the intermediaries. The cost of this solicitation will be borne by the Corporation.

The Corporation will also pay the broker-dealers, banks or other nominee shareholders of record of the Corporation their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares of the Corporation.

Non-registered shareholders who wish to file proxies should follow the directions of their intermediary with respect to the procedure to be followed. Generally, non-registered shareholders will either:

(a) be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered shareholder may complete the proxy and return it to the Corporation's transfer agent; or

(b) be provided with a request for voting instructions. The intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

All dollar amounts in this Proxy Circular are in Canadian currency, unless otherwise specified.

The Notice of Meeting, Form of Proxy, and this Proxy Circular will be mailed to shareholders commencing on or about February 12, 2003.

RECORD DATE AND NOTICE

The directors of the Corporation have set February 5, 2003 as the record date for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Advance notice of the record date for the Meeting was published by CDS Inc. in *The Globe & Mail* and by the Corporation on January 27, 2003 in the *Vancouver Sun.* If a shareholder transfers any shares after the record date and the new holder of such shares establishes proper ownership thereof, the new holder may have his or her name included on the list of shareholders entitled to vote at the Meeting upon filing a written request to that effect with the Secretary of the Corporation not later than 10 days before the Meeting or any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation and are nominees of management. A shareholder desiring to appoint some other person to attend or act for him at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy and by striking out the names of management nominees or by completing another form of proxy permitted by the by-laws of the Corporation. A person appointed as proxyholder need not be a shareholder. The instrument appointing a proxy must be in writing, or if the shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation. An instrument of proxy will only be valid if it is duly completed, signed, dated and returned to Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, before 5:00 p.m. (Vancouver time) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date of the Meeting. The chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at: Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

VOTING OF PROXIES

If the Form of Proxy is completed, signed and delivered to the Corporation (the "Proxy"), the persons named as proxyholders therein shall vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. The Proxy confers discretionary authority upon the persons named therein with respect to all other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Proxy Circular, the board of directors of the Corporation (the "Board") knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

If no choice is specified by a shareholder in the Form of Proxy with respect to any matter identified therein or any amendment or variations to such matters, it is intended that the person designated by management in the Form of Proxy will vote the shares represented by the Proxy in favour of such matter and for substitute nominees of management for directors, if necessary.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at February 5, 2003, there were a total of 18,067,157 common shares (the "common shares") outstanding. Each common share entitles the shareholder(s) thereof to one vote for each common share shown as registered in the shareholders' name on the record date.

To the knowledge of the directors and senior officers of the Corporation, the only parties owning, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the issued and outstanding shares of the Corporation are as follows:

Name	Number of Shares Owned	Percentage of Issued Shares
CDS & Co.[(1)]	12,225,232	67.7%
Richard W. Warke	2,528,594	14.0%

(1) Beneficial owners of these shares are not known by the Corporation.

ELECTION OF DIRECTORS

There are currently six directors of the Corporation. The present term of office of each of these six directors will expire immediately prior to the election of directors at the Meeting. It is proposed that the six persons named below be nominated for election as directors of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors. Each director will hold office until the next annual meeting of the Corporation or until his successor is appointed or elected, unless his office is earlier vacated in accordance with the By-Laws of the Corporation or with the provisions of the *Canada Business Corporations Act.*

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation and the number of common shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position, and Country of Residence	Principal Occupation During the Past Five Years [(1)]	Date Became a Director	Number of common shares beneficially owned or over which control or direction is exercised [(2)]
Richard W. Warke President and Director Canada	President and Director of the Corporation; President and Director of CyberCom Systems Inc. and Canley Developments Inc. and Director of Swica Resource Corp.	February 1996	2,528,594[(3)]
Donald B. Clark [(9)] Director Canada	Director of the Corporation, CyberCom Systems Inc. and Canley Developments Inc. and President and Director of Swica Resource Corp.	February 1996	245,000[(4)]
Robert P. Wares [(9)] Director Canada	Director of the Corporation, President of Osisko Exploration Ltee. and Director of Canley Developments Inc.	April 1999	Nil[(5)]
Michael A. Steeves Director USA	Director of the Corporation; Vice-President, Investor Relations of Glamis Gold Ltd.	November 1999	50,000[(6)]
Robert E. Hindson [(9)] Director Canada	Director of the Corporation; President and CEO of Far West Mining Ltd. since April 1995.	January 2002	125,000[(7)]
Chris Jennings Director Canada	Director of the Corporation; Chairman of SouthernEra Resources Limited since April 2001 and was President and CEO of SouthernEra Resources Limited from April 1992 to April 2001.	April 2002	19,000[(8)]

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation has been furnished by the respective directors, individually.

(2) The information as to common shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3) In addition, Mr. Warke also holds beneficially, 300,000 warrants of the Corporation exercisable for common shares at $0.25 per common share up to March 21, 2004; and 1,000,000 warrants exercisable for common shares at $0.22 per common share up to September 5, 2003. Also, 119,000 incentive stock options exercisable at $0.10 per common share up to Dec. 5, 2006 and 75,000 incentive stock options exercisable at $0.15 per common share up to July 28, 2004.

(4) In addition, Mr. Clark holds 119,000 incentive stock options exercisable at $0.10 per common share up to Dec. 5, 2006 and 75,000 incentive stock options exercisable at $0.15 per common share up to July 28, 2004.

(5) Mr. Wares holds 25,000 incentive stock options exercisable at $0.10 per common share up to December 5, 2006, and 50,000 incentive stock options exercisable at $0.15 per common share up to Jan. 26, 2005.

(6) In addition, Mr. Steeves holds 25,000 incentive stock options exercisable at $0.10 per common share up to Dec. 5, 2006 and 50,000 stock options exercisable at $0.15 per common share up to July 28, 2004.

(7) Mr. Hindson holds 125,000 warrants of the Corporation exercisable for common shares at $0.22 per common share up to September 5, 2003; and 200,000 incentive stock options exercisable at $0.10 per common share up to Dec. 5, 2006.

(8) Mr. Jennings holds 200,000 incentive stock options exercisable at $0.11 per common share up to May 14, 2007.

(9) Denotes member of Audit Committee.

The Corporation does not currently have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation is incorporated under the *Canada Business Corporations Act* and commenced operations on January 14, 1937. The following table sets forth all annual and long-term compensation awarded, paid to or earned for services in all capacities to the Corporation for the fiscal year ended December 31, 2002 for the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year, provided that disclosure is not required for an executive officer whose total salary and bonus does not exceed $100,000 (the "Named Executive Officers"). During the Corporation's fiscal year ended December 31, 2002, the Corporation had one Named Executive Officer, Richard W. Warke, President and Chairman of the Board of the Corporation.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Richard W. Warke President and Director	2002 2001 2000	100,000[1] Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 119,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

(1) Full amount was accrued

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's to the Named Executive Officer during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officer during the past fiscal year.

Options Granted During the Most Recently Completed Financial Year

During the fiscal year ended December 31, 2002, a total of 250,000 stock options were granted to a director and an employee of the Company.

Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth securities acquired on exercise and the number and value of the options held at December 31, 2002 by the Named Executive Officer.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#)	Value of Unexercised In-the-Money Options at FY-END ($)
Richard W. Warke	Nil	Nil	194,000	Nil

No incentive stock options were exercised by the Named Executive Officer during the past fiscal year.

Pension Plans

The Corporation does not provide retirement benefits for its directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation had no plans or arrangements in respect of remuneration received or that may be received by its executive officers in the financial year ended December 31, 2002, or in the current financial year, in view of compensating such officers in the event of termination of their employment (resignation, retirement, change of control) with the Corporation or in the event of a change in their responsibilities following a change in control of the Corporation where, in respect of each executive officer, the value of such compensation exceeds Cdn$100,000.

Compensation of Directors

During the fiscal year ended December 31, 2002, a total of 200,000 incentive stock options were granted by the Corporation to a director who is not a Named Executive Officer.

During this past fiscal year, Tom Bencic, a former director exercised 50,000 incentive stock options at a price of $0.10 per share. Mr. Bencic ceased to be a director on April 15, 2002. No other incentive stock options were exercised by directors who are not Named Executive Officers during the past fiscal year. As at the end of the Corporation's most recent fiscal year, none of the unexercised incentive stock options were "in-the-money".

During the past fiscal year, the directors did not receive any compensation from the Corporation in their capacity as such, other than as set out above.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the Corporation's past fiscal year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

MANAGEMENT CONTRACTS

A private British Columbia company, in which the President has an interest, received the sum of $30,000 in consideration for providing administrative services to the Corporation for the fiscal year ended December 31, 2002.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On September 10, 2002, the Corporation closed a private placement of an aggregate of 1,125,000 units at a price of $0.20 per unit for total proceeds of $225,000. Each unit consisted of one common share and one common share purchase warrant, with one such warrant entitling the placees to purchase one additional common share at a price of $0.22 per share for a period of one year. The two placees of the private placement were directors of the Corporation.

Other than as set forth above or elsewhere in this Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or senior officers of the Corporation, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had, since January 1, 2002 (being the commencement of the Corporation's last completed financial year), any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITORS

In the past the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

The Board intends to recommend to the Meeting that Deloitte & Touche LLP, Chartered Accountants, be appointed as auditors of the Corporation and, unless such authority is withheld, the persons named in the accompanying Proxy intend to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders at a remuneration to be determined by the Board of Directors. Deloitte & Touche LLP were first appointed auditors of the Corporation in 1996.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Consolidation of Common Shares

A "Special Resolution" means a resolution passed by a majority of not less than 2/3 (66.6%) of the votes cast by those shareholders of the Corporation, who voted in respect of such resolution.

Shareholder approval will be sought, by way of Special Resolution, with or without amendment that, subject to regulatory acceptance and in compliance with the policies of the TSX Venture Exchange, the issued and outstanding common shares of the Corporation be consolidated on an up to seven (7) old for one (1) new basis, with such final consolidation ratio to be determined by the Directors of the Corporation in their sole and absolute discretion and as is acceptable to the appropriate regulatory authorities, such that the issued and outstanding common shares of the Corporation will be reduced from 18,067,157 common shares without nominal or par value to 2,581,022 common shares without nominal or par value, should the Corporation proceed with a 7:1 consolidation.

Shareholders will be asked to vote on the following special resolution:

"BE IT RESOLVED AS A SPECIAL RESOLUTION that the issued and outstanding shares of the Corporation be amended by consolidating on an up to seven (7) common shares without nominal or par value of the Corporation, whether issued or unissued, into one (1) common share without nominal or par value.

THAT the directors of the Corporation may, in their sole discretion and as is acceptable to the appropriate regulatory authorities, alter the final consolidation ratio; and

THAT the directors of the Corporation may, in their sole discretion, revoke this Special Resolution before it is acted upon without further approval of the shareholders of the Corporation"

OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Proxy Circular. However, if any other matters that are not known to management should properly come before the Meeting, it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote upon such matters in accordance with their best judgement.

APPROVAL OF THIS PROXY CIRCULAR

The undersigned certifies that the Board has approved the contents of this Proxy Circular and the sending, communication and delivery thereof to the shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

"Richard W. Warke"

RICHARD W. WARKE
President

AUGUSTA RESOURCE CORPORATION
FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF AUGUSTA RESOURCE CORPORATION (THE "CORPORATION") FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 10, 2003 (THE "MEETING")

The undersigned, a registered shareholder of the Corporation, appoints RICHARD W. WARKE or failing him, DONALD B. CLARK, both directors of the Corporation, or instead of either of them ______________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

1. The receipt of the audited financial statements of the Corporation for the fiscal year ended December 31, 2002, together with the auditors' report thereon.
   FOR ( ) AGAINST ( )

2. The election of directors of the Corporation:
   (a) RICHARD W. WARKE:
       FOR ( ) WITHHOLD FROM VOTING ( )
   (b) DONALD B. CLARK:
       FOR ( ) WITHHOLD FROM VOTING ( )
   (c) ROBERT E. HINDSON:
       FOR ( ) WITHHOLD FROM VOTING ( )
   (d) ROBERT P. WARES:
       FOR ( ) WITHHOLD FROM VOTING ( )
   (e) MICHAEL A. STEEVES:
       FOR ( ) WITHHOLD FROM VOTING ( )
   (f) CHRIS JENNINGS:
       FOR ( ) WITHHOLD FROM VOTING ( )

3. The reappointment of Deloitte & Touche as auditors of the Corporation for the ensuing year and the grant of authorization to the directors to fix the remuneration to be paid to the auditors.
   FOR ( ) WITHHOLD FROM VOTING ( )

4. The consolidation of the common shares on an up to seven (7) old for 1 (one) new basis
   FOR ( ) WITHHOLD FROM VOTING ( )

NOTES:

1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting.

2. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the management nominees.** If you desire to designate as proxyholder a person other than RICHARD W. WARKE or DONALD B. CLARK, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another form of proxy.

3. A proxy to be valid must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument.

4. A proxy, to be effective, must be deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment thereof.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ____________________

DATED this ________ day of ________________, 2003.

TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF AUGUSTA RESOURCE CORPORATION (THE "CORPORATION")

In accordance with National Instrument 54.101 entitled "Shareholder Communication", registered and beneficial shareholders of the Corporation may elect annually to have their names added to the Corporation's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to the following address:

AUGUSTA RESOURCE CORPORATION
#800 - 850 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA, V6C 1E1

****

Name of Shareholder: ______________________________
(Please print)

Address: ______________________________
(Street)

____
(City)

____
(Province or State)

____
(Postal or Zip Code)

Signature: ______________________________
I certify that I am a registered or beneficial shareholder of the Corporation.

Dated: ____________________, 2003.

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